63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

[redacted]

07026784

Date: 11 September 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 14 2007
WASH, D.C.
185

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

dw 9/20

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Directorate Change*	*02/09/07*	*1*
2.	*Immediate Report*	*03/09/07*	*2*
3.	*Holding(s) in Company*	*02/09/07*	*3*
4.	*Holding(s) in Company*	*09/09/07*	*4*
5.	*Holding(s) in Company*	*09/09/07*	*5*
6.	*Immediate Report*	*09/09/07*	*6*
7.	*Directorate Change*	*10/09/07*	*7*
8.	*Directorate Change*	*10/09/07*	*8*
9.	*Directorate Change*	*10/09/07*	*9*
10.	*Directorate Change*	*10/09/07*	*10*
11.	*Sch. of Senior Officers*	*11/09/07*	*11*
12.	*Directorate Change*	*11/09/07*	*12*
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 1

Date: 2 September 2007

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Barnea Amir***

2. Identity number: ***003794310***

3. Position from which ceased: ***External Director - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks***

4. The date on which he will cease from office: **11 September 2007**

5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.

6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

(-)	(-)
Yoram Weissbrem Secretary of the Bank	Sharona Tamir, Advocate Deputy Secretary of the Bank

Tel: 972-3-5673800; Fax: 972-3-5674576

Date: September 3, 2007
Reference: 802/07

To: The London Stock Exchange

Schedule 2

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate report which Bank Hapoalim B.M. ("the Bank") made public on 2nd September 2007, and at the request of the Securities Authority, clarification of the immediate report of 2nd September 2007 is hereby submitted, as follows:

As part of his reaction to the circumstances, which led to the replacement of the former Chairman of the Bank Mr. Shlomo Nehama, Prof. Amir Barnea for a number of months, broached the possibility of resigning his office as a director of the Bank. At the time, of his own initiative he shared such thoughts with Adv. Pinchas Rubin and with the Chairman of the Board of Directors, Mr. Danny Dankner. Prof. Barnea is not an outside director whose position is reinforced under the Companies Law, but is rather another kind of outside director under the Proper Conduct of Banking Business Directives. He was so appointed a year ago. According to what the Bank was advised, he was so appointed as part of the "quota" of directors of a foreign shareholder (whose shares have since been sold). Prof. Barnea is not aware of the voting agreements of the consortium of the then controlling parties and the arrangements between them for the appointment of directors, and according to what he was told at the time he was appointed as an outside director in accordance with Directive 301 of the Proper Conduct of Banking Business Directives.

Ahead of new, expected appointments of directors of the Bank, and further to Prof. Barnea's previous thoughts concerning the possibility that he would resign his office at the Bank, another conversation was held about a month ago on the initiative of Adv. Rubin between himself and Prof. Barnea as to the possibility of the latter resigning his office at that juncture. In this conversation, Prof. Barnea was informed, in so many words, and further to previous conversations, that the controlling parties of the Bank were in favour of him considering favourably the possibility of leaving the Bank. Thereafter there was a conversation between Prof. Barnea and the Chairman of the Board of Directors of the Bank, Mr. Danny Dankner in which Mr. Dankner pointed out, in response to a question by Prof. Barnea, that in the light of the circumstances and undercurrents which surfaced following the replacement of the previous chairman of the Board of Directors it would, in his opinion, be preferable for Prof. Barnea to resign from the Board of Directors of the Bank.

As far as is known, Prof. Barnea also informed the Bank of Israel of the circumstances of his resignation at the end of last week, and on 2nd September 2007, at 09:30 a.m., Prof. Barnea notified the Chairman of the Board of Directors of the Bank in writing that he was resigning his office, with effect from 11th September 2007. That was when Prof. Barnea's final decision to resign became known to the Bank.

In his notice he stated that he was leaving following the conversations he had had as aforesaid with Adv. Rubin and with the Chairman of the Board of Directors, Mr. Danny Dankner, and that his resignation is not related to circumstances which need to be brought to the knowledge of the shareholders as a whole.

Soon, new directors of the Bank are expected to be appointed most of whom, will be categorized as outside directors under the aforesaid Banking Directives. In all, seven outside directors out of fifteen directors are to hold office on the Board of Directors of the Bank.

Yours faithfully,
Bank Hapoalim B.M.

(-)
Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim B.M. Schedule 5
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/09/2007
Reference: 2007-01-381187

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *02/09/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	97,561,583	7.74	7.74	7.64	7.64

Explanations:
1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *103,159,483*
Change in Quantity of Securities: *-5,597,900*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:
Out of the total balance 72,404,398 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

Schedule F

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/09/2007
Reference: 2007-01-388495

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *512705153*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Increase - following purchase outside the Stock Exchange*
Date of Change: *September 6, 2007*
Transaction Price: *1925.82* Currency: *NIS*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *255,427,720*
Change in Quantity of Securities: *6,303,588*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *261,731,308*
Extent of Holding after the Change: In the capital: *20.76%* In voting power: *20.76%*
Extent of Holding after the Change (fully diluted): In the capital: *20.50%* In voting power: *20.50%*
Clarification No..

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

---

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *September 09, 2007 at 08:00 a.m.*

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/09/2007

Reference: 2007-01-388501

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *06/09/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	97,561,583	7.74	7.74	7.64	7.64

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *6,303,588*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *97,561,583*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 72,404,398 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

Tel: 03-5673800; Fax: 03-5674576

Schedule 6

Date: 09/09/2007
Our reference: 802/07

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Further to the immediate report of 27th March, 2007 according to which Bank Hapoalim B.M. ("the Bank") reported the signing of a memorandum of principles with Bank Mizrahi Tefahot Ltd. ("Bank Mizrahi"), the Bank hereby advises that on 9th September, 2007 it entered into a detailed agreement with Bank Mizrahi for the sale of the entire holdings of the Bank in Bank Yahav Ltd. ("Yahav"), which constitute 50% of the issued share capital of Yahav and the rights attaching thereto ("the Shares Being Sold"), on the basis of the principles elaborated in the memorandum of principles of 27th March, 2007.

The completion of the transaction is subject to a number of suspensive conditions including the receipt of consents from the Anti Trust Commissioner; the receipt of a permit from the Governor of the Bank of Israel for the purchase and holding of the Shares Being Sold and for the control of Bank Yahav by Bank Mizrahi; the completion of the sale of the provident funds of or controlled by Yahav and the transfer of the founding share of Bank Yahav (which forms part of the Shares Being Sold) in conformance with the provisions contained in the chapter entitled "Share Capital" of the Memorandum of Association of Bank Yahav.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Yoram Weissbrem**
Senior Deputy Managing Director	Secretary of the Bank
CFO	

Tel. 03-5673800, Fax: 03-5674576

Date: 10/09/2007
Our reference: 802/07

Schedule 7

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of a director**

1. Last and First Name: ***Zichlinskey Nir***
   Type of identification: ***I.D. #***
   Identification number: ***022085468***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. Date of birth: ***08 October 1965***

3. Address for service of process: ***23 Shaul Hamelech Blvd., Tel Aviv 64367, Israel***

4. The office to which appointed: ***Director***

5. Previous office held in the company prior to the appointment: --------

6. Date for commencing office: ***10/09/2007.***

7. Education:
   M.B.A. – Ben Gurion University of the Negev – Business Administration - Finance
   B.B. – The College of Management, Rishon Letzion – Accounting and Finance
   C.P.A. – Accountant & Auditors Council - Accountancy

8. Main occupations during last five years:.
   - ***Senior Deputy Managing Director, and Business Development Manager – Arison Sustainability Ltd., Arison Investments Ltd., Arison Holdings (1998) Ltd. – over a year***
   - ***Senior Partner and Head of the Professional Division, Business Development & Company Filing Division Manager, and Coaching Department Manager – BDO Ziv Haft - certified public accountants (Isr.) – 10 years***
   - ***Class Lecturer in Business Management and Accounting for 1st and 2nd degrees – The Universities Tel Aviv, Hebrew, Bar-Ilan, College of Management, Academic College, Rupin Academic Center – about 15 years***

9. Corporations of which presently a director:
   Housing & Construction Holdings Ltd., Shikun Ovdim Ltd., Solel Boneh Artzot Chutz Ltd., Blue Green Development & Investments Ltd., Solel Boneh Building & Infrastructure Ltd., Solel Boneh Ltd., Stone & Lime Industries Ltd., Israel Salt Industries Ltd.

10. The director *is* an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein. ***Senior Deputy Managing Director in "controlling party companies" of the bank.***

11. The director ***is not*** a member of the family of another interested party in the corporation.

12. The director ***does not hold*** shares and convertible securities of the corporation, in a subsidiary or related company thereof.

13. The director ***is not*** a member of the committee or committees of the Board of Directors:

14. Does the company consider the director in having accounting and financial expertise? ***Yes.***

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	Advocate Sharona Tamir
Secretary of the Bank	Deputy Secretary of the Bank

Tel: 03-5673800, Fax: 03-5674576

Date: 10/09/2007
Our reference: 802/07

Schedule 8

To : <u>The London Stock Exchange</u>

Dear Sirs,

Re: **<u>Immediate Report on appointment of a director</u>**

1. Last and First Name: ***Baron Mali***
   Type of identification: ***I.D. #***
   Identification number: ***003462181***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***
2. Date of birth: ***17 September 1948***
3. Address for service of process: ***91 Yehoshua Ben Nun St., Tel Aviv 62497, Israel***
4. The office to which appointed: ***External Director according to Directive 301 of the Proper Banking Management Provisions of the Bank of Israel***
5. Previous office held in the company prior to the appointment: --------
6. Date for commencing office: ***10/09/2007.***
7. Education:
   B.A. – Tel-Aviv University, Israel - Economics Developing Countries
   M.B.A. – Hebrew University, Jerusalem, Israel – Business Administration major: Finance
8. Main occupations during last five years:.
   Senior Deputy Managing Director – Mercantile Discount Bank Ltd.
9. The director ***does*** officiate as director in another corporation.
   ECtel Ltd (external director); Member (internal) of the Investment Committee participating in profits of The Phoenix Investment & Finances Ltd
10. The director ***is not*** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.
11. The director ***is not*** a member of the family of another interested party in the corporation.
12. The director ***does not hold*** shares and convertible securities of the corporation, in a subsidiary or related company thereof.
13. The director ***is not*** a member of the committee or committees of the Board of Directors:
14. Does the company consider the director in having accounting and financial expertise? ***Yes***.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	Advocate Sharona Tamir Deputy Secretary of the Bank

10.01 057004

Tel. 03-5673800, Fax: 03-5674576

Date: 10/09/2007
Our reference: 802/07

Schedule 9

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of a director**

1. Last and First Name: ***Littner Leslie***
   Type of identification: ***I.D. #***
   Identification number: *327092722*
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. Date of birth: ***02 March 1947***

3. Address for service of process: ***8 Herzog St., Tel Aviv 62915, Israel***

4. The office to which appointed: ***External Director according to Directive 301 of the Proper Banking Management Provisions of the Bank of Israel***

5. Previous office held in the company prior to the appointment: --------

6. Date for commencing office: ***10/09/2007***

7. Education:
   B.A. – C. London College London – Economics and Business

8. Main occupations during last five years:.
   Risk Management Advisor to the CEO – Bank Leumi

9. The director ***does not*** officiate as director in another corporation.

10. The director ***is not*** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.

11. The director ***is not*** a member of the family of another interested party in the corporation.

12. The director ***does not hold*** shares and convertible securities of the corporation, in a subsidiary or related company thereof.

13. The director ***is not*** a member of the committee or committees of the Board of Directors:

14. Does the company consider the director in having accounting and financial expertise? ***Yes***.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	Advocate Sharona Tamir Deputy Secretary of the Bank

Tel: 03-5673800; Fax: 03-5674576

Date: 10/09/2007
Our reference: 802/07

Schedule 10

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of a director**

1. Last and First Name: ***Sarig Oded***
   Type of identification: ***I.D. #***
   Identification number: ***53547451***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***
2. Date of birth: ***25 July 1955***
3. Address for service of process: ***2 Gutman St., Tel Aviv 69343, Israel***
4. The office to which appointed: ***External Director according to Directive 301 of the Proper Banking Management Provisions of the Bank of Israel***
5. Previous office held in the company prior to the appointment: ———
6. Date for commencing office: ***10/09/2007.***
7. Education:
   Ph.D. – University of California, Berkeley – Finance
   M.B.A. – University of California, Berkeley – Finance
   B.A. – Tel-Aviv University, Israel – Accounting and Economics
8. Main occupations during last five years:.
   Lecturer, Senior Lecturer, Associate Professor, Tel Aviv University, Tel Aviv, Israel
   Professor and Dean, The Interdisciplinary Center, Herzelia, Israel
9. Corporations of which presently a director:
   Seculife International, Provisio Capital, Fourier Systems (1989), Natural Bits Food Design Ltd.
10. The director ***is not*** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.
11. The director ***is not*** a member of the family of another interested party in the corporation.
12. The director ***does not hold*** shares and convertible securities of the corporation, in a subsidiary or related company thereof.
13. The director ***is not*** a member of the committee or committees of the Board of Directors:
14. Does the company consider the director in having accounting and financial expertise? ***Yes.***

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	Advocate Sharona Tamir Deputy Secretary of the Bank

Schedule 11

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 11/09/07
Reference: 2007-01-391258

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***September 11, 2007***.

Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
Dan Dankner	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*	*Yes*	*No*
Yair Orgler	*I.D. Number*	*001210541*	*Director*	*Yes*	*Yes*
Irit Izakson	*I.D. Number*	*050709286*	*Director*	*Yes*	*Yes*
Mali Baron	*I.D. Number*	*003462181*	*Director*	*Yes*	*No*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*	*Yes*	*Yes*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*	*No*	*No*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*	*Yes*	*Yes*
Nira Dror	*I.D. Number*	*52726551*	*External Director*	*Yes*	*Yes*
Nir Zichlinskey	*I.D. Number*	*022085468*	*Director*	*Yes*	*No*
Leslie Littner	*I.D. Number*	*327092722*	*Director*	*Yes*	*No*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*	*Yes*	*No*
Efrat Peled	*I.D. Number*	*027224773*	*Director*	*Yes*	*No*
Moshe Koren	*I.D. Number*	*1228998*	*Director*	*Yes*	*No*
Oded Sarig	*I.D. Number*	*53547451*	*Director*	*Yes*	*No*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*		
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*		
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant*		
Yacov Rozen	*I.D. Number*	*051255842*	*Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking*		

			Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank		
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*		
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*		
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*		
Zion Kenan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*		
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*		
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management*		
Alberto Garfunkel	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*		
Mario Szuszan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*		
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Mr. Ido Joseph Dissentshik – External Director

2. Messrs. Yair Orgler, Mali Baron, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 12

Date: 10 September 2007

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Samet Haim***

2. Identity number: ***007249675***

3. Position from which ceased: ***Director***

4. The date on which he will cease from office: **10 September 2007**

5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.

6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

(-)	*(-)*
Yoram Weissbrem Secretary of the Bank	Sharona Tamir, Advocate Deputy Secretary of the Bank

Attachments:
Letter of Resignation

Tel-Aviv, 10 September 2007

To
Dan Dankner, Chairman of the Board of Directors
Bank Hapoalim B.M.
63 Yehuda Halevy Street
Tel – Aviv

Dear Dan,

After some eight years acting as a member of the Board of Directors of the Bank, I think that the time has come to stand down, to make way for others and to devote the time becoming free to the advancement and development of my office's activities – and so I do by writing this letter.

I thank you, the CEO Zvi Ziv, my friends on the Board of Directors and Board of Management and the employees, and last and dearest – Ms. Shari Arison who appointed me to the office in January 2000, for exciting years, full of interest, and for the opportunity to be a part of such wonderful achievement by the large and leading bank in Israel.

I wish the Bank and you standing at its head, success and prosperity in the fulfillment of the challenging projects, which lie ahead.

Wishing you a Happy New Year

Haim Samet

Cc: Ms. Shari Arison

END